FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2005

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on February 2, 2005

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: February 3, 2005	By:	/s/ KENJI KINOSHITA
Kenji Kinoshita
Senior Executive Officer

3

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: February 2, 2005
URL: http://www.komatsu.com/

Consolidated Business Results

for Nine Months of the Fiscal Year Ending March 31, 2005 (U.S. GAAP)

1. Matters Related to Nine-month Financial Statements

1) Simplified accounting procedures: Adopted in part to calculate tax expenses.

2) Changes in accounting procedures since the last consolidated fiscal year: None.

3) Changes in group of entities:

Consolidated subsidiaries

Added:	8 companies
Removed:	4 companies

Affiliated companies accounted for by the equity method

Removed:	2 companies

2. Results for Nine Months of the Fiscal Year Ending March 31, 2005

(1) Consolidated Financial Results (Amounts are rounded to the nearest million yen)

Millions of yen except per share amounts

	Nine months ended December 31, 2004	Nine months ended December 31, 2003	Changes Increase		FY ended March 31, 2004
Net sales	1,034,763	851,338	183,425	21.5%	1,196,418
Operating profit	70,870	41,625	29,245	70.3%	65,926
Income before income taxes, minority interests and equity in earnings	72,458	32,292	40,166	124.4%	27,036
Net income	41,718	16,393	25,325	154.5%	26,963
Net income per share (Yen)
Basic	¥42.06	¥16.52	25.54		¥27.17
Diluted	¥42.04	¥16.28	25.76		¥27.16

Notes:	1)	Percentages shown in net sales, operating profit, income before income taxes and net income represent the rates of change compared with the corresponding nine months a year ago.
	2)	Operating profit stated hereafter is the sum of segment profit (net sales less cost of sales and selling, general and administrative expenses). It conforms to Japanese accounting principles, and does not represent consolidated operating profit under U.S.GAAP.

(2) Consolidated Financial Position

	As of December 31, 2004	As of March 31, 2004
Total assets (Millions of yen)	1,426,692	1,348,645
Shareholders’ equity (Millions of yen)	457,020	425,507
Shareholders’ equity ratio (%)	32.0	31.6
Shareholders’ equity per share (Yen)	461.10	428.73

3. Projection for the Full Fiscal Year ending March 31, 2005

(From April 1, 2004 to March 31, 2005)

Millions of yen

	Net sales	Income before income taxes	Net income
The full fiscal year	1,400,000	90,000	50,000

Projected net income per share (Basic)        ¥50.45

* Announced on November 4, 2004

4. Management Performance (Consolidated)

Consolidated net sales for the 9-month period of the fiscal year, ending March 31, 2005, advanced 21.5% over the previous corresponding period, to ¥1,034.7 billion. Operating profit for the period improved 70.3%, to ¥70.8 billion, while net income made a solid gain of 154.5%, to ¥41.7 billion. These figures represent expanded sales and profits for three consecutive 9-month periods.

While registering sizable growth in sales in its mainstay business of construction and mining equipment, Komatsu successfully expanded business results of the industrial machinery, vehicles and other operations as well as the electronics business. As a result, all its business segments achieved increases in both sales and profits.

Concerning consolidated business results for the fiscal year, ending March 31, 2005, we are pleased to report that our projections announced on November 4, 2004 remain sound and in effect today.

Construction and Mining Equipment

Consolidated net sales of construction and mining equipment for the 9-month period boosted 24.1% over the corresponding period a year ago, to ¥770 billion, against the backdrop of thriving demand worldwide. With respect to profits, we faced some unfavorable developments, such as increased costs resulting from price hikes of steel materials as well as adverse effects of foreign exchange rates. We increased sales prices and continued efforts to reduce costs. While expanding sales, as a result, segment profit climbed 53.9% over the corresponding 9-month period last year, to ¥55.1 billion.

In particular, we accelerated sales in the major markets of North America and Europe, Central and South America as well as Asia and Oceania with strong demand for mining equipment, and the Middle East where infrastructure developments were gaining momentum. We also enjoyed good sales of new equipment centering on hydraulic excavators in Japan. While sales declined in China as demand remained sluggish due to the central government’s credit squeeze measure and other adverse factors, we completed inventory adjustments earlier than our competitors and restarted local production.

Sales of Construction & Mining Equipment by Region (Sales Destination)	Millions of yen

	Nine months ended December 31, 2004 (A) 1USD=¥108 1EUR=¥135	Nine months ended December 31, 2003 (B) 1USD=¥115 1EUR=¥133	Changes Increase (Decrease) (A)-(B)
Japan	199,495	192,843	6,652	3.4%
The Americas	222,566	157,038	65,528	41.7%
Europe & CIS	133,657	102,447	31,210	30.5%
Asia* & Oceania	125,267	71,934	53,333	74.1%
China	29,109	53,679	(24,570)	(45.8%)
The Middle East & Africa	59,990	42,587	17,403	40.9%
Total	770,084	620,528	149,556	24.1%

*	Japan and China are excluded.

Industrial Machinery, Vehicles and Others

Consolidated net sales of industrial machinery, vehicles and other operations grew 11.8% over the corresponding 9-month period last year, to ¥184.7 billion. Segment profit advanced 46.6%, to ¥10.5 billion.

Komatsu Group companies, such as Komatsu Forklift Co., Ltd., the agricultural and forestry equipment business of Komatsu Zenoah Co., Komatsu Industries Corporation, Komatsu Machinery Corporation and Komatsu Logistics Corp., all continued to improve their business results.

Electronics

Consolidated net sales from the electronics business increased 21.9% over the corresponding 9-month period last year, to ¥79.9 billion. Segment profit marked an impressive gain of 394.1%, to ¥8.6 billion.

While growth in demand for silicon wafers slowed in the third quarter of the fiscal year, as the semiconductor industry began adjusting shipments, Komatsu Electronic Metals Co., Ltd. hightened its business by capturing strong demand for leading-edge 300-mm wafers. Advanced Silicon Materials LLC improved its business performance significantly against the backdrop of brisk demand for polycrystalline silicon and monosilane gas.

5. Financial Conditions (Consolidated)

Total assets amounted to ¥1,426.6 billion at the end of the 9-month period under review, up ¥78 billion from the previous fiscal year-end, reflecting increases in inventories and trade notes and accounts receivable as a result of expanded sales. Nevertheless, total asset turnover has improved.

Interest-bearing debt totaled ¥433.3 billion, a decline of ¥26.7 billion from the previous fiscal year-end, as Komatsu continued to repay interest-bearing debt. As a result, net debt-to-equity ratio* improved to 0.79 at the end of the 9-month period under review, compared to 0.91 at the previous fiscal year-end.

*	Net debt-to-equity ratio = (interest-bearing debt – cash and cash equivalents – time deposits)/shareholders’ equity

Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

Consolidated Balance Sheets (Condensed)

Millions of yen

	As of December 31, 2004	As of March 31, 2004	Changes Increase (Decrease)
	(A)	(B)	(A)-(B)
Assets
Current assets:
Cash and cash equivalents	¥73,000	¥71,406	¥1,594
Time deposits	72	64	8
Trade notes and accounts receivable	382,704	354,184	28,520
Inventories	303,865	255,866	47,999
Other current assets	94,523	98,861	(4,338)

Total current assets	854,164	780,381	73,783

Investments	78,285	78,872	(587)

Property, plant, and equipment - less accumulated depreciation	365,554	367,361	(1,807)

Other assets	128,689	122,031	6,658

Total	1,426,692	1,348,645	78,047

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term debt (including current maturities of long-term debt)	168,949	152,925	16,024
Trade notes and accounts payable	266,670	218,911	47,759
Income taxes payable	24,501	12,957	11,544
Other current liabilities	138,350	135,039	3,311

Total current liabilities	598,470	519,832	78,638

Long-term liabilities	332,264	365,660	(33,396)

Minority interests	38,938	37,646	1,292

Shareholders’ equity:
Common stock	67,870	67,870	—
Capital surplus	135,788	135,675	113
Retained earnings	282,245	249,454	32,791
Accumulated other comprehensive income (loss)*	(24,329)	(23,794)	(535)
Treasury stock	(4,554)	(3,698)	(856)

Total shareholders’ equity – net	457,020	425,507	31,513

Total	¥1,426,692	¥1,348,645	¥78,047

	As of December 31, 2004	As of March 31, 2004	Changes Increase (Decrease)
	(A)	(B)	(A)-(B)
* Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	¥(25,272)	¥(26,825)	¥1,553

Net unrealized holding gains on securities available for sale	17,519	15,491	2,028

Pension liability adjustments	(15,938)	(11,861)	(4,077)

Net unrealized holding gains (losses) on derivative instruments	(638)	(599)	(39)

Short & long-term debt	¥433,315	¥460,068	¥(26,753)

Consolidated Statements of Income (Condensed)

Millions of yen

	Nine months ended December 31, 2004		Nine months ended December 31, 2003		Changes Increase (Decrease)
	(A)%		(B)%		(A)-(B)%
Revenues
Net sales	¥1,034,763	100.0	¥851,338	100.0	¥183,425	21.5
Interest and other income	16,981	1.6	8,836	1.0	8,145

Total	1,051,744		860,174		191,570	22.3

Costs and expenses
Cost of sales	770,680	74.5	627,608	73.7	143,072
Selling, general and administrative	193,213	18.7	182,105	21.4	11,108
Interest	7,789	0.7	10,969	1.3	(3,180)
Other	7,604	0.7	7,200	0.8	404

Total	979,286		827,882		151,404	18.3

Income before income taxes, minority interests, and equity in earnings	72,458	7.0	32,292	3.8	40,166	124.4

Income taxes	27,921	2.7	13,016	1.5	14,905

Minority interests in (income) loss of consolidated subsidiaries – net	(4,104)	(0.4)	(2,895)	(0.3)	(1,209)

Equity in earnings (losses) of affiliated companies – net	1,285	0.1	12	0.0	1,273

Net income	¥41,718	4.0	¥16,393	1.9	¥25,325	154.5

Segment Information

Millions of yen

	Nine months ended December 31, 2004 (A) 1USD=108JPY 1EUR=135JPY			Nine months ended December 31, 2003 (B) 1USD=115JPY 1EUR=133JPY			Changes Increase (Decrease) (A)-(B)
	Sales	Segment Profit	Margin %	Sales	Segment Profit	Margin %	Sales	Segment Profit
Construction & Mining Equipment	781,887	55,104	7.0	627,577	35,809	5.7	154,310	19,295
Industrial Machinery, Vehicles and Others	230,731	10,542	4.6	198,004	7,193	3.6	32,727	3,349
Electronics	79,976	8,622	10.8	65,751	1,745	2.7	14,225	6,877
Subtotal	1,092,594	74,268	6.8	891,332	44,747	5.0	201,262	29,521
Corporate & Elimination	(57,831)	(3,398)	—	(39,994)	(3,122)	—	(17,837)	(276)
Total	1,034,763	70,870	6.8	851,338	41,625	4.9	183,425	29,245

Consolidated Sales by Business Segment

Millions of yen

		Nine months ended December 31, 2004 (A)		Nine months ended December 31, 2003 (B)		Changes Increase (A)-(B)
		Sales	Ratio (%)	Sales	Ratio (%)	Sales	(%)
Construction & Mining Equipment
	Japan	199,495	19.3	192,843	22.7	6,652	3.4
	Overseas	570,589	55.1	427,685	50.2	142,904	33.4
		770,084	74.4	620,528	72.9	149,556	24.1
Industrial Machinery, Vehicles and Others	Japan	131,075	12.7	119,656	14.0	11,419	9.5
	Overseas	53,632	5.2	45,541	5.4	8,091	17.8
		184,707	17.9	165,197	19.4	19,510	11.8
Electronics	Japan	41,560	4.0	34,322	4.0	7,238	21.1
	Overseas	38,412	3.7	31,291	3.7	7,121	22.8
		79,972	7.7	65,613	7.7	14,359	21.9
Total	Japan	372,130	36.0	346,821	40.7	25,309	7.3
	Overseas	662,633	64.0	504,517	59.3	158,116	31.3
		1,034,763	100.0	851,338	100.0	183,425	21.5

Reference:

Consolidated Business Results for Three Months from October through December 2004

(1) Sales by Business Segment and Segment Profit	Millions of yen

	Three months ended December 31, 2004 (A) 1USD=105JPY 1EUR=138JPY			Three months ended December 31, 2003 (B) 1USD=108JPY 1EUR=130JPY			Changes Increase (Decrease) (A)-(B)
	Sales	Segment Profit	Margin %	Sales	Segment Profit	Margin %	Sales	Segment Profit
Construction & Mining Equipment	267,504	19,213	7.2	214,115	11,053	5.2	53,389	8,160
Industrial Machinery, Vehicles and Others	77,926	3,461	4.4	63,170	2,048	3.2	14,756	1,413
Electronics	26,682	3,014	11.3	22,320	999	4.5	4,362	2,015
Subtotal	372,112	25,688	6.9	299,605	14,100	4.7	72,507	11,588
Corporate & Elimination	(21,325)	(987)	—	(15,938)	(717)	—	(5,387)	(270)
Total	350,787	24,701	7.0	283,667	13,383	4.7	67,120	11,318

(2) Sales by Business Segment	Millions of yen

		Three months ended December 31, 2004 (A)		Three months ended December 31, 2003 (B)		Changes Increase (Decrease) (A)-(B)
		Sales	Ratio (%)	Sales	Ratio (%)	Sales	(%)
Construction & Mining Equipment	Japan	71,188	20.3	73,534	25.9	(2,346)	(3.2)
	Overseas	191,445	54.6	138,005	48.7	53,440	38.7
		262,633	74.9	211,539	74.6	51,094	24.2
Industrial Machinery, Vehicles and Others	Japan	45,083	12.8	36,075	12.7	9,008	25.0
	Overseas	16,390	4.7	13,776	4.9	2,614	19.0
		61,473	17.5	49,851	17.6	11,622	23.3
Electronics	Japan	14,358	4.1	11,153	3.9	3,205	28.7
	Overseas	12,323	3.5	11,124	3.9	1,199	10.8
		26,681	7.6	22,277	7.8	4,404	19.8
Total	Japan	130,629	37.2	120,762	42.5	9,867	8.2
	Overseas	220,158	62.8	162,905	57.5	57,253	35.1
		350,787	100.0	283,667	100.0	67,120	23.7

(3) Sales of Construction & Mining Equipment by Region (Sales Destination)	Millions of yen

	Three months ended December 31, 2004 (A)	Three months ended December 31, 2003 (B)	Changes Increase (Decrease) (A)-(B)
Japan	71,188	73,534	(2,346)	(3.2%)
The Americas	75,602	50,366	25,236	50.1%
Europe & CIS	46,513	33,213	13,300	40.0%
Asia* & Oceania	42,723	25,006	17,717	70.9%
China	6,552	15,961	(9,409)	(58.9%)
The Middle East & Africa	20,055	13,459	6,596	49.0%
Total	262,633	211,539	51,094	24.2%

*	Japan and China are excluded.